SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 18, 2015

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

4Q14 Earnings Release

Banco Macro Announces Results for the Fourth Quarter of 2014

Buenos Aires, Argentina, February 18, 2015 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2014 (“4Q14”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.575 million in 4Q14. This result was 42% lower than the Ps.985.5 million reported in the third quarter of 2014 (“3Q14”) and 40% lower than the Ps.953.4 million posted in the fourth quarter of 2013 (“4Q13”). In 4Q14, the accumulated return on average equity (“ROAE”) and the accumulated return on average assets (“ROAA”) were 33.4% and 5.1%, respectively. Banco Macro´s net result for 2014 totaled Ps.3.5 billion, 42% higher than the in 2013.

• In 4Q14, Banco Macro’s financing to the private sector grew 6% or Ps.2.3 billion quarter over quarter (“QoQ”) totaling Ps.44.3 billion. Among commercial loans, documents and pledge loans (mainly productive investments loans through factoring and pledge guarantee loans respectively, according to Communication “A” 5319, “A” 5380, “A” 5449, “A” 5516 and “A” 5600 and it´s corresponding modifications of BCRA), grew 12% and 10% QoQ, respectively. Meanwhile within consumer loans, credit cards and personal loans rose 23% and 7% QoQ, respectively.

• In 4Q14, Banco Macro’s total deposits grew 3% QoQ, totaling Ps.54.7 billion and representing 86% of the Bank’s total liabilities. Private sector deposits grew 7% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.5.9 billion (24% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 41% of its total deposits in 4Q14.

• In 4Q14, the Bank’s non-performing to total financing ratio was 1.92% and the coverage ratio reached 135.32%.

4Q14 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Jorge Scarinci
Thursday, February 19, 2015		Finance & IR Manager
Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time

	Webcast Replay: click here	Ines Lanusse
To participate, please dial:		Investor Relations
Argentine Participants: (0800) 444 2930
U.S. Participants: +1 (877) 317 6776	Available from 2/19/2015 through 3/5/2015	Phone: (54 11) 5222 6682
Participants from outside the U.S.:		E-mail: investorelations@macro.com.ar
+1 (412) 317 6776
Visit our website at: www.ri-macro.com.ar

Conference ID: Banco Macro
Webcast: click here

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager) and Jorge Scarinci (Finance and IR Manager).

4Q14 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

4Q14 Earnings Release

Results

Earnings per outstanding share were Ps.0.98 in 4Q14, 42% lower than 3Q14´s level and 40% lower than in 4Q13.

EARNINGS PER SHARE	MACRO consolidated
In MILLION $	IV13	I14	II14	III14	IV14	2013	2014

Net income (M $)	953.4	1,186.3	732.6	985.5	575.0	2,443.6	3,479.5
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5	584.5	584.5
Average shares in portfolio (M)	10.0	10.0	10.0	10.0	8.4	10.0	9.6
Average shares issued (M)	594.5	594.5	594.5	594.5	592.9	594.5	594.1
Book value per share ($)	14.51	16.51	16.71	18.36	19.38	14.51	19.34
Earnings per share ($)	1.63	2.03	1.25	1.69	0.98	4.18	5.95

Book value per ADS (USD)	22.26	20.61	20.54	21.69	22.66	22.26	22.62
Earning per ADS (USD)	2.50	2.53	1.54	1.99	1.15	6.41	6.96

Banco Macro’s 4Q14 net income of Ps.575 million was 42% or Ps.410.5 million lower than the previous quarter and 40% or Ps.378.4 million lower year over year (“YoY”). This result was influenced by less income form government securities, higher expenses provisions and higher provisions for loan losses.

In 2014 Banco Macro´s net income was Ps.3.5 billion, 42% higher than in 2013. Banco Macro´s 2014 net result represented an accumulated ROAE and an accumulated ROAA of 33.4% and 5.1% respectively. In 4Q14, Banco Macro accounted additional provisions for the payment of bonuses, for a one-time payment and for other provisions for Ps.182.4 million. Had these provisions been excluded, 4Q14 net income would have been Ps.757.4 million (35.1% ROAE and 5.3% ROAA).

The operating result for 2014 was Ps.5.4 billion increasing 46% in comparison with 2013.

It is important to emphasize that this result was obtained with the leverage of 6.5x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	IV13	I14	II14	III14	IV14	2013	2014

Net financial income	1,818.4	2,463.4	1,722.2	2,121.8	1,792.7	5,732.0	8,100.1
Provision for loan losses	-158.5	-131.3	-167.7	-151.5	-214.4	-540.0	-664.9
Net fee income	701.9	754.3	828.0	927.6	930.2	2,508.5	3,440.1
	2,361.8	3,086.4	2,382.5	2,897.9	2,508.5	7,700.5	10,875.3
Administrative expenses	-1,104.9	-1,222.6	-1,314.2	-1,396.6	-1,565.5	-4,015.4	-5,498.9
Operating result	1,256.9	1,863.8	1,068.3	1,501.3	943.0	3,685.1	5,376.4
Minority interest in subsidiaries	-5.4	-6.8	-5.3	-5.9	-5.5	-18.1	-23.5
Net other income	29.8	21.7	59.2	54.9	-47.0	109.5	88.8
Net income before income tax	1,281.3	1,878.7	1,122.1	1,550.3	890.6	3,776.5	5,441.7
Income tax	-327.9	-692.4	-389.4	-564.8	-315.6	-1,332.9	-1,962.2
NET INCOME	953.4	1,186.3	732.7	985.5	575.0	2,443.6	3,479.5

The Bank’s 4Q14 financial income totaled Ps.3.5 billion, decreasing by 6% (Ps.210 million) compared to the previous quarter and increasing 19% (Ps.555.1 million) compared to 4Q13.

Interest on loans represented 87% of total financial income in 4Q14, higher than 76% posted in 3Q14 and 81% posted in 4Q13. Interest on loans was 9% or Ps.242.5 million higher than 3Q14’s level due to a 7% higher average volume of the loan portfolio and to an increase in the average interest lending rates of 45bp. On an annual basis, interest on loans grew 28% or Ps.674.8 million.

3

4Q14 Earnings Release

In 2014, interest on loans grew 39% or Ps.3.2 billion compared to 2013.

In 4Q14, net income from government and private securities decreased 51% or Ps.386.2 million QoQ mainly due to a fall in the market price of our share portfolio. On an annual basis, net income from government and private securities increased 291% or Ps.279 million.

In 2014, net income from government and private securities increased 383% or Ps.1.6 billion compared to 2013.

Income from differences in quoted prices of gold and foreign currency decreased 61% or Ps.50.4 million QoQ due to a lower FX position revaluation caused by the deceleration in the depreciation of the Argentine Peso. On an annual basis, the decrease was 91% or Ps.311 million.

In 2014, income from differences in quoted prices of gold and foreign currency increased 2% or Ps.19.5 million compared to 2013.

Other financial income decreased 30% or Ps.15.7 million compared to 3Q14 mainly due to lower income from on shore forward foreign currency transactions. On an annual basis, the decrease was 70% or Ps.83.9 million.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	IV13	I14	II14	III14	IV14	2013	2014

Interest on cash and due from banks	0.0	0.1	0.0	0.0	0.0	0.2	0.1
Interest on loans to the financial sector	16.7	13.2	28.5	10.0	12.6	51.5	64.3
Interest on overdrafts	327.9	351.7	352.2	340.9	293.4	1,074.9	1,338.2
Interest on documents	202.4	248.0	244.0	216.2	252.2	654.1	960.4
Interest on mortgages loans	100.0	115.7	123.5	120.3	123.6	333.9	483.1
Interest on pledges loans	58.6	62.2	64.5	67.8	79.8	197.1	274.3
Interest on credit cards loans	316.0	408.1	466.3	497.4	558.3	1,022.2	1,930.1
Interest on financial leases	18.4	20.3	19.7	18.6	17.7	68.4	76.3
Interest on other loans	1,366.0	1,468.7	1,493.4	1,567.1	1,743.2	4,782.7	6,272.4
Net Income from government & private securities (1)	95.9	271.0	567.2	761.1	374.9	409.1	1,974.2
Interest on other receivables from financial interm.	0.9	0.9	0.7	0.5	1.4	3.1	3.5
Income from Guaranteed Loans - Decree 1387/01	9.5	20.3	6.3	6.7	6.9	26.0	40.2
CER adjustment	12.0	36.9	19.6	11.6	10.2	35.2	78.3
CVS adjustment	0.1	0.3	0.1	0.1	0.2	0.6	0.7
Difference in quoted prices of gold and foreign currency	342.6	678.9	35.1	82.0	31.6	808.1	827.6
Other	120.7	220.0	49.6	52.5	36.8	286.4	358.9
Total financial income	2,987.7	3,916.3	3,470.7	3,752.8	3,542.8	9,753.5	14,682.6

(1) Net Income from government & private securities
LEBAC / NOBAC	5.2	141.7	461.3	566.7	506.7	57.6	1,676.4
Other	90.7	129.3	105.9	194.4	-131.8	351.5	297.8
TOTAL	95.9	271.0	567.2	761.1	374.9	409.1	1,974.2

The Bank’s 4Q14 financial expense totaled Ps.1.8 billion, increasing by 7% (Ps.119.2 million) compared to the previous quarter and increasing by 50% (Ps.580.9 million) compared to 4Q13.

In 4Q14, interest on deposits represented 76% of the Bank’s total financial expense. Interest on deposits increased 3% or Ps.35.6 million QoQ. During 4Q14 average time deposit interest rates slightly increased (20bp), while the average volume of deposits grew 3%. On a yearly basis, interest on deposits grew 46% or Ps.418.2 million.

In 2014, interest on deposits increased 67% or Ps.2.1 billion compared to 2013.

Other financial expense grew 6% or Ps.15.8 million QoQ and 38% or Ps.75.6 million YoY mainly due to higher gross income tax.

4

4Q14 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	IV13	I14	II14	III14	IV14	2013	2014

Interest on checking accounts	0.2	0.1	0.2	0.2	0.0	0.5	0.5
Interest on saving accounts	10.2	11.1	12.1	12.5	13.6	41.1	49.3
Interest on time deposits	900.0	1,120.4	1,421.5	1,280.3	1,315.0	3,065.8	5,137.2
Interest on interfinancing received loans	0.0	0.0	0.0	0.3	0.9	2.9	1.2
Interest on subordinated bonds	22.8	29.2	29.1	30.6	31.5	81.0	120.4
Other Interest	0.9	0.8	0.8	0.8	0.7	3.4	3.1
Interest on other liabilities from fin intermediation	17.0	22.1	23.3	24.1	22.2	61.7	91.7
CER adjustment	1.1	3.2	2.8	1.7	1.5	4.3	9.2
Contribution to Deposit Guarantee Fund	18.0	19.0	20.2	21.6	90.2	67.8	151.0
Other	199.1	247.0	238.5	258.9	274.5	693.0	1,018.9
Total financial expense	1,169.3	1,452.9	1,748.5	1,631.0	1,750.1	4,021.5	6,582.5

As of 4Q14, the Bank’s net interest margin was 15.5%, lower than the 15.7% posted in 3Q14 and higher than the 13.7% posted in 4Q13. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 14.7% in 4Q14, higher than the 14.3% posted in 3Q14 and higher than the 13.9% posted in 4Q13.

In 4Q14, Banco Macro’s net fee income totaled Ps.930.2 million, Ps.2.5 million higher than 3Q14, and 33% or Ps.228.2 million higher than 4Q13. This growth was mainly driven by debit and credit card fees which increased 16% or Ps.47 million QoQ. On a yearly basis debit and credit card fees and fee charges on deposit accounts increased 52% and 39%, respectively.

In 2014, net fee income grew 37%, among which, debit and credit card fees and fee charges on deposit accounts stand out.

NET FEE INCOME	MACRO consolidated
In MILLION $	IV13	I14	II14	III14	IV14	2013	2014

Fee charges on deposit accounts	540.0	622.2	678.0	750.9	747.9	2,022.7	2,799.0
Debit and credit card fees	226.1	239.5	267.8	296.7	343.7	776.7	1,147.7
Other fees related to foreign trade	11.8	14.6	16.2	17.3	19.0	44.5	67.1
Credit-related fees	38.1	17.2	20.2	26.0	28.7	164.1	92.1
Lease of safe-deposit boxes	17.8	19.2	20.5	22.0	22.5	70.8	84.2
Other	95.0	106.5	110.5	126.6	122.1	347.5	465.7
Total fee income	928.8	1,019.2	1,113.2	1,239.5	1,283.9	3,426.3	4,655.8

Total fee expense	226.9	264.9	285.2	311.9	353.7	917.8	1,215.7

Net fee income	701.9	754.3	828.0	927.6	930.2	2,508.5	3,440.1

In 4Q14 Banco Macro’s administrative expenses reached Ps.1.6 billion, 12% or Ps.168.9 million higher than the previous quarter mainly due to higher personnel expenses and advertising and publicity. Administrative expenses increased 42% or Ps.460.6 million YoY due to an increase in personnel expenses (mainly higher salaries) and higher other operating expenses.

Personnel expenses grew 13% or Ps.109.8 million QoQ, basically due to the net effect resulting from the provisions accounted for Ps.182.4 million (including bonuses, other provisions for salary compensations of Ps.7.500 per employee and other smaller provisions), plus other provisions accounted in the previous quarter for Ps.72.8 million, which were not repeated in 4Q14. Had the above mentioned concepts been excluded, personnel expenses would have remained stable.

In 2014, administrative expenses grew 37%, mainly due to the salary increase arranged with the Banking Unions back in April 2014.

5

4Q14 Earnings Release

As of December 2014, the accumulated efficiency ratio reached 47.7%, improving from the 48.7% posted in 4Q13. Administrative expenses grew 37% in 2014, while net financial income and net fee income grew 40% as a whole in the same year, evidencing an improvement in efficiency.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	IV13	I14	II14	III14	IV14	2013	2014

Personnel expenses	641.2	697.7	743.1	820.1	929.9	2,351.9	3,190.8
Directors & statutory auditors´fees	46.5	71.2	58.7	11.7	21.8	117.1	163.4
Other professional fees	36.4	38.7	50.1	46.1	46.5	138.2	181.4
Advertising & publicity	14.0	21.0	26.8	31.8	48.8	103.4	128.4
Taxes	60.0	68.9	82.1	84.7	87.8	218.5	323.5
Depreciation of equipment	26.5	30.4	31.9	33.1	35.3	98.7	130.7
Amortization of organization costs	25.6	27.6	29.8	31.6	33.7	89.0	122.7
Other operating expenses	165.7	179.6	191.3	216.2	225.5	598.4	812.6
Other	89.0	87.5	100.4	121.3	136.2	300.2	445.4
Total Administrative Expenses	1,104.9	1,222.6	1,314.2	1,396.6	1,565.5	4,015.4	5,498.9

Total Employees	8,613	8,675	8,701	8,688	8,693	8,613	8,693
Branches	430	429	431	431	434	430	434
Efficiency ratio	64.0%	38.0%	40.8%	43.4%	57.5%

Accumulated efficiency ratio	48.7%	38.0%	44.0%	44.6%	47.7%	48.7%	47.7%

In 4Q14, the Bank’s net other income totaled a loss of Ps.47 million, decreasing Ps.101.9 million QoQ. This decrease was based on lower other income for Ps.26.1 million and higher Other Expenses for Ps.75.8 million. Within other income, in the previous quarter, stands out the VISA dividend payment for Ps.22.4 million and the sale of the Banelco shares for Ps.8.6 million which are not repeated in this quarter, while in other expenses, the cancelation of contingent liabilities for Ps.72.2 million were accounted in 4Q14.

NET OTHER INCOME	MACRO consolidated
In MILLION $	IV13	I14	II14	III14	IV14	2013	2014

Other Income
Penalty interest	10.4	12.6	14.3	20.1	13.8	41.0	60.8
Recovered loans and reversed allowances	26.9	20.6	32.8	29.5	43.6	109.4	126.5
Other	20.2	28.6	55.6	56.8	22.9	102.8	163.9
Total Other Income	57.5	61.8	102.7	106.4	80.3	253.2	351.2

Other Expense
Charges for other receivables uncollectibility and other allowances	9.1	12.7	14.2	7.5	8.3	50.6	42.7
Goodwill amortization	3.6	3.5	3.5	3.5	3.6	14.1	14.1
Other Expense	15.0	23.9	25.8	40.5	115.4	79.0	205.6
Total Other Expense	27.7	40.1	43.5	51.5	127.3	143.7	262.4

Net Other Income	29.8	21.7	59.2	54.9	-47.0	109.5	88.8

In 2014, Banco Macro's effective income tax rate was 36.1%, compared to 35.3% in 2013.

6

4Q14 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.44.3 billion, increasing 6% or Ps.2.3 billion QoQ and 12% or Ps.4.7 billion YoY.

Within consumer loans, credit card loans grew 23% QoQ, and personal loans increased 7% QoQ. The increase of this type of financing totaled Ps.2.8 billion QoQ.

The main growth in commercial loans was driven by documents and pledge loans, which grew 12% and 10% QoQ respectively. Within this loan portfolio, productive investments loans through factoring and pledge guarantee loans respectively (according to Communication “A” 5319, “A” 5380 and “A” 5449, “A” 5516 and “A” 5600 and it´s modifications of BCRA) have been included. The increase of this type of financing totaled Ps.651.9 million QoQ, while overdrafts decreased 34% QoQ.

As of December 2014, Banco Macro´s loans for productive investment totaled Ps.4.5 billion, including the three years of this credit line (five segments).

In 2014, within consumer loans, credit cards and personal loans rose 34% and 16% respectively.

In 2014, within commercial loans, documents and pledge loans stand out, increasing 30% and 7% respectively.

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	IV13	I14	II14	III14	IV14	Quarterly	Annualy

Overdrafts	4,450.0	4,622.5	4,692.4	5,152.0	3,385.6	-34%	-24%
Discounted documents	4,320.8	4,333.9	4,061.4	4,144.3	4,627.4	12%	7%
Mortgages loans	2,308.9	2,292.1	2,319.5	2,361.4	2,466.1	4%	7%
Pledges loans	1,429.4	1,416.5	1,513.3	1,688.3	1,857.1	10%	30%
Personal loans	13,873.8	13,875.1	14,051.5	15,040.5	16,120.9	7%	16%
Credit Card loans	6,841.4	7,157.5	7,298.7	7,447.4	9,189.5	23%	34%
Others	5,206.6	5,260.8	5,035.0	5,235.0	5,835.2	11%	12%
Total loan portfolio	38,430.9	38,958.4	38,971.8	41,068.9	43,481.8	6%	13%
Financial trusts	722.1	771.0	563.9	516.6	413.4	-20%	-43%
Leasing	385.7	379.2	376.2	360.6	383.7	6%	-1%
Total financing to the private sector	39,538.7	40,108.6	39,911.9	41,946.1	44,278.9	6%	12%

Public Sector Assets

In 4Q14, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 4.7%, similar to the 4.7% posted in 3Q14 and higher than the 3% in 4Q13.

The Bank’s exposure to the public sector remained below the Argentine systems, which is around 9%.

7

4Q14 Earnings Release

PUBLIC SECTOR ASSETS	MACRO consolidated					Variation
In MILLION $	IV13	I14	II14	III14	IV14	Quarterly	Annualy

LEBAC / NOBAC B.C.R.A.	48.6	5,053.0	7,881.6	9,284.0	5,696.8	-39%	11622%
Other	1,099.6	1,660.6	2,227.7	2,726.2	2,873.8	5%	161%
Government securities	1,148.2	6,713.6	10,109.3	12,010.2	8,570.6	-29%	646%
Guaranteed loans	311.8	363.5	383.8	396.4	407.7	3%	31%
Provincial loans	328.4	329.8	288.4	242.5	196.7	-19%	-40%
Government securities loans	0.0	0.0	0.0	1.5	0.0	-100%	0%
Loans	640.2	693.3	672.2	640.4	604.4	-6%	-6%
Purchase of government bonds	8.9	23.1	23.4	24.0	24.2	1%	172%
Other receivables	8.9	23.1	23.4	24.0	24.2	1%	172%

TOTAL PUBLIC SECTOR ASSETS	1,797.3	7,430.0	10,804.9	12,674.6	9,199.2	-27%	412%

TOTAL PUBLIC SECTOR LIABILITIES	42.1	44.5	43.3	42.1	40.4	-4%	-4%

Net exposure	1,755.2	7,385.5	10,761.6	12,632.5	9,158.8	-27%	422%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,748.7	2,377.0	2,923.3	3,390.6	3,502.4	3%	100%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	3.0%	3.7%	4.2%	4.7%	4.7%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.9%	3.6%	4.2%	4.6%	4.6%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.54.7 billion in 4Q14, growing 3% or Ps.1.6 billion QoQ and 26% or Ps.11.3 billion YoY and representing 86% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 7% or Ps.3.2 billion while public sector deposits decreased 16% or Ps.1.6 billion. Within private sector deposits, an increase in peso deposits of 9% was experienced, while foreign currency deposits decreased 5%.

The increase in private sector deposits was led by transactional deposits, which grew 16% or Ps.3.2 billion QoQ. In addition, time deposits decreased Ps.63.8 million QoQ.

In 2014, transactional deposits increased 34%, while time deposits grew 17%.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	IV13	I14	II14	III14	IV14	Quarterly	Annualy

Public sector	6,580.0	7,529.2	9,203.6	10,178.9	8,570.1	-16%	30%

Financial sector	26.9	25.2	27.6	29.2	38.7	33%	44%

Private sector	36,820.1	39,359.4	42,047.1	42,943.4	46,107.8	7%	25%
Checking accounts	8,602.7	8,607.3	10,003.8	10,419.5	11,896.3	14%	38%
Savings accounts	8,440.7	7,954.8	9,467.0	9,262.1	11,013.9	19%	30%
Time deposits	18,416.5	21,306.7	20,933.1	21,574.6	21,510.8	0%	17%
Other	1,360.2	1,490.6	1,643.2	1,687.2	1,686.8	0%	24%
TOTAL	43,427.0	46,913.8	51,278.3	53,151.5	54,716.6	3%	26%

8

4Q14 Earnings Release

Other sources of funds

In 4Q14, the total amount of other sources of funds increased 3% or Ps.447.9 million compared to 3Q14, as a result of an increase in shareholder’s equity (totaling Ps.575 million), driven by a positive 4Q14 results. This result was partially compensated with a decrease in financing from Banks and International institutions.

OTHER FUNDING	MACRO consolidated					Variation
In MILLION $	IV13	I14	II14	III14	IV14	Quarterly	Annualy

Central Bank of Argentina	22.0	22.3	22.8	18.8	17.0	-10%	-23%
Banks and international institutions	326.5	308.2	421.2	211.9	88.3	-58%	-73%
Financing received from Argentine financial institutions	56.9	65.1	58.9	66.5	53.2	-20%	-7%
Subordinated corporate bonds	981.1	1,235.0	1,223.9	1,304.7	1,287.3	-1%	31%
Non-subordinated corporate bonds	718.0	864.3	895.7	913.1	942.1	3%	31%
Shareholders´ equity	8,627.4	9,813.8	9,931.2	10,916.8	11,491.8	5%	33%
Total other Funding	10,732.0	12,308.6	12,553.7	13,431.8	13,879.7	3%	29%

As of December 2014 Banco Macro’s average cost of funds reached 10.1%. Banco Macro’s transactional deposits represented approximately 50% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 4Q14, the Bank’s liquid assets amounted to Ps.22.2 billion, showing a decrease of 3% QoQ and an increase of 53% on a yearly basis.

Also in 4Q14, Banco Macro experienced decreased in Lebac/Nobac own portfolio and in Call, which was partially offset with an increase in Cash.

In December 2014 Banco Macro’s liquid assets to total deposits ratio reached 40.6%.

LIQUID ASSETS	MACRO consolidated					Variation
In MILLION $	IV13	I14	II14	III14	IV14	Quarterly	Annualy

Cash	12,860.5	9,434.9	9,993.0	12,175.9	15,434.2	27%	20%
Guarantees for compensating chambers	582.4	614.3	629.0	668.0	810.9	21%	39%
Call	308.0	256.0	778.0	333.4	105.0	-69%	-66%
Reverse repos from other securities	554.1	221.0	102.4	277.7	117.9	-58%	-79%
Reverse repos from LEBAC/NOBAC	124.4	3,433.2	3,543.0	436.5	307.5	-30%	147%
LEBAC / NOBAC own portfolio	48.6	4,948.4	7,682.6	8,984.5	5,422.4	-40%	11057%
TOTAL	14,478.0	18,907.8	22,728.0	22,876.0	22,197.9	-3%	53%

Liquid assets to total deposits	33.3%	40.3%	44.3%	43.0%	40.6%

Solvency

Banco Macro continued showing high solvency levels in 4Q14 with an integrated capital (RPC) of Ps.11.6 billion over a total capital requirement of Ps.5.7 billion. Banco Macro´s excess capital in 4Q14 was 105% or Ps.5.9 billion.

According to Communication “A” 5369 of BCRA from November 2012, substantial changes regarding minimum capital requirements for all financial entities were incorporated. These adjustments include variations in capital requirements categories and in Integration Capital (RPC). Within these changes, outstands the fact that interest rate risk requirement has been excluded from the total capital requirement since February 2013, being January 2013 the last month where interest risk requirement should be contemplated.

9

4Q14 Earnings Release

Since January 2014, total capital requirement will be based on the new regulations (Communication “A” 5369).

The capitalization ratio (as a percentage of risk-weighted assets) was 24% in 4Q14, above the minimum required by the Central Bank.

The Bank´s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO consolidated					Variation
In MILLION $	IV13	I14	II14	III14	IV14	Quarterly	Annualy

Credit risk requirement	2,752.5	3,490.1	3,516.8	3,609.7	3,991.7	11%	45%
Market risk requirement	52.0	148.6	212.1	270.0	388.1	44%	646%
Operational risk requirement	709.9	1,041.2	1,113.5	1,201.4	1,278.0	6%	80%
Interest rate risk requirement	838.2	0.0	0.0	0.0	0.0	0%	-100%
Total capital requirement	4,352.6	4,679.8	4,842.4	5,081.1	5,657.9	11%	30%

Ordinary Capital Level 1 (COn1)	8,150.7	9,220.6	9,531.4	10,421.0	11,204.3	8%	37%
Deductible concepts COn1	-363.5	-375.7	-395.0	-407.3	-432.0	6%	19%
Aditional Capital Level 1 (CAn1)	412.7	366.8	366.8	366.8	366.8	0%	-11%
Capital level 2 (COn2)	388.9	392.9	392.3	414.9	441.5	6%	14%
Integrated capital (RPC) (*)	8,588.8	9,604.6	9,895.5	10,795.4	11,580.7	7%	35%

Excess capital	4,236.3	4,924.8	5,053.2	5,714.3	5,922.8	4%	40%

Capitalization ratio	25.3%	22.7%	23.2%	24.7%	24.0%

Ratio TIER 1	24.1%	21.8%	22.3%	23.7%	23.1%

(*) Aditionally, the RPC of the Bank, acting as custodian of securties representing investments of FGS, must also exceed an equivalent of 0.25% of the total securities under custody, based in which,  the Bank has successully fullfilled with this requirement.

In January 2015, Communication “A” 5694 of BCRA, established that those entities considered as domestic systemically important (D-SIBs), must consider an extra minimum capital requirement equivalent to 1% of the total risk-weighted assets (RWA) according the schedule that follows (currently, RWA arises from multiplying by 12.5 the minimum capital requirements):

EXTRA MIN.CAPITAL REQUIREMENT
(as % of RWA)	January/March	April/ June	July/ September	October/ December

2016	0.075	0.15	0.225	0.3
2017	0.375	0.45	0.525	0.6
2018	0.675	0.75	0.825	0.9
As of January 2019	1

10

4Q14 Earnings Release

Asset Quality

In 4Q14, Banco Macro’s non-performing to total financing ratio reached a level of 1.92% compared to 1.85% posted in 3Q14.

The coverage ratio reached 135.32% in 4Q14.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated					Variation
In MILLION $	IV13	I14	II14	III14	IV14	Quarterly	Annualy

Commercial portfolio	16,513.3	16,933.1	17,384.5	16,923.7	16,310.1	-4%	-1%
Non-performing	253.1	300.7	298.6	235.0	330.3	41%	31%
Consumer portfolio	24,669.0	24,854.6	24,965.4	27,063.3	30,150.2	11%	22%
Non-performing	435.6	484.1	556.6	580.8	560.2	-4%	29%
Total portfolio	41,182.3	41,787.7	42,349.9	43,987.0	46,460.3	6%	13%
Non-performing	688.7	784.8	855.2	815.8	890.5	9%	29%
Total non-performing/ Total portfolio	1.70%	1.88%	2.02%	1.85%	1.92%
Total allowances	1,026.6	1,076.8	1,138.0	1,131.4	1,205.0	7%	17%
Coverage ratio w/allowances	149.06%	137.21%	133.07%	138.69%	135.32%

11

4Q14 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated					Variation
In MILLION $	IV13	I14	II14	III14	IV14	Quarterly	Annualy

CER adjustable ASSETS
Guaranteed loans	331.4	350.3	369.6	381.0	391.1	3%	18%
Private sector loans	4.9	4.5	3.9	3.3	2.8	-15%	-43%
Other loans	0.4	0.3	0.2	0.2	0.2	0%	-50%
Loans	336.7	355.1	373.7	384.5	394.1	2%	17%
Other receivables	2.8	2.3	1.8	1.3	1.0	-23%	-64%
Total CER adjustable assets	339.5	357.4	375.5	385.8	395.1	2%	16%

CER adjustable LIABILITIES
Deposits	0.2	0.3	0.3	0.3	0.0	-100%	-100%
Other liabilities from financial intermediation	42.0	43.2	43.2	42.0	40.3	-4%	-4%
Total CER adjustable liabilities	42.2	43.5	43.5	42.3	40.3	-5%	-5%

NET CER EXPOSURE	297.3	313.9	332.0	343.5	354.8	3%	19%

FOREIGN CURRENCY POSITION	MACRO consolidated					Variation
In MILLION $	IV13	I14	II14	III14	IV14	Quarterly	Annualy

Cash	5,977.6	4,609.1	5,264.7	5,817.3	5,804.4	0%	-3%
Government and private securities	911.7	1,392.8	1,828.0	1,486.9	1,454.5	-2%	60%
Loans	1,917.1	2,435.3	2,428.7	2,048.8	1,939.3	-5%	1%
Other receivables from financial intermediation	833.2	917.6	552.5	690.2	449.2	-35%	-46%
Other assets	82.8	83.0	93.3	85.7	89.5	4%	8%
TOTAL ASSETS	9,722.4	9,437.8	10,167.2	10,128.9	9,736.9	-4%	0%
Deposits	3,759.1	4,350.1	4,863.9	4,858.2	4,652.3	-4%	24%
Other liabilities from financial intermediation	1,432.8	1,372.0	1,437.1	1,043.8	718.7	-31%	-50%
Non-subordinated corporate bonds	718.0	864.3	895.7	913.1	942.1	3%	31%
Subordinated corporate bonds	981.1	1,235.0	1,223.9	1,304.7	1,287.3	-1%	31%
Other liabilities	18.5	-63.2	10.5	5.8	5.5	-5%	-70%
TOTAL LIABILITIES	6,909.5	7,758.2	8,431.1	8,125.6	7,605.9	-6%	10%

NET FX POSITION	2,812.9	1,679.6	1,736.1	2,003.3	2,131.0	6%	-24%

12

4Q14 Earnings Release

Relevant and Recent Events

•	In December 2014, the Bank paid semi-annual interest on Class 1 Notes in an amount of USD7.3 million.

•	In February 2015, the Bank paid semi-annual interest on Class 2 Notes in an amount of USD4.5 million.

•	As of December 2014, Banco Macro satisfactorily extended loans regarding the fifth productive investment program (LIP) assigned for small & mid-sized companies (MiPyMES) required by BCRA Communication “A” 5449.

•	In December 2014, according to Communication “A” 5681 of BCRA new features for the productive investment program (LIP) were released for the first semester of 2015.

•	In January 2015, according to Communication “A” 5694 of BCRA of minimum capital requirements, the regulation established that those entities considered as domestic systemically important (D-SIBs), must consider an extra minimum capital requirement equivalent to 1% of the total risk-weighted assets (RWA) according to the schedule mentioned in the Solvency Section of this Press Release and which ends on January 2019. Either way, if dividends would be distributed, this incremental has immediate effect.

•	In January 2015, within the scope of the principles of the Basel Committee on Banking Supervision, BCRA graded Banco Macro S.A. as a domestic systemically important entity (D-SIBs).

•	In January 2015, according to Communication “A” 5689, the Bank accounted provisions for administrative and/or disciplinary sanctions, which were applied or initiated by BCRA, UIF and CNV. Such provisions totaled Ps.11.4 million.

13

4Q14 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	IV13	I14	II14	III14	IV14
ASSETS	59,295.0	68,241.1	72,858.7	72,730.3	74,995.6
Cash	12,860.5	9,434.9	9,993.0	12,175.9	15,434.2
Government and Private Securities	2,441.3	10,930.3	14,842.0	13,436.0	10,312.5
-LEBAC/NOBAC	173.0	8,381.6	11,225.6	9,421.0	5,729.9
-Other	2,268.3	2,548.7	3,616.4	4,015.0	4,582.6
Loans	39,022.4	39,507.8	39,916.8	41,586.7	43,740.3
to the non-financial government sector	640.2	693.3	672.5	639.5	604.4
to the financial sector	364.9	295.4	804.3	401.7	213.9
to the non-financial private sector and foreign residents	39,023.8	39,573.5	39,553.6	41,659.4	44,108.1
-Overdrafts	4,450.0	4,622.5	4,692.4	5,152.0	3,385.6
-Documents	4,320.8	4,333.9	4,061.4	4,144.3	4,627.4
-Mortgage loans	2,308.9	2,292.1	2,319.5	2,361.4	2,466.1
-Pledge loans	1,429.4	1,416.5	1,513.3	1,688.3	1,857.1
-Personal loans	13,873.8	13,875.1	14,051.5	15,040.5	16,120.9
-Credit cards	6,841.4	7,157.5	7,298.7	7,447.4	9,189.5
-Other	5,206.6	5,260.8	5,035.0	5,235.0	5,835.2
-Accrued interest, adjustments, price differences receivables and unearned discount	592.9	615.1	581.8	590.5	626.3
Allowances	-1,006.5	-1,054.4	-1,113.6	-1,113.9	-1,186.1
Other receivables from financial intermediation	2,680.2	5,923.2	5,502.0	2,659.0	2,349.1
Receivables from financial leases	385.9	380.2	376.5	361.5	384.4
Investments in other companies	13.5	13.7	13.6	11.1	11.2
Other receivables	435.3	453.3	513.5	545.8	605.4
Other assets	1,455.9	1,597.8	1,701.4	1,954.3	2,158.5
LIABILITIES	50,667.6	58,427.3	62,927.5	61,813.5	63,503.8
Deposits	43,427.0	46,913.8	51,278.3	53,151.5	54,716.6
From the non-financial government sector	6,580.0	7,529.2	9,203.6	10,178.9	8,570.1
From the financial sector	26.9	25.2	27.6	29.2	38.7
From the non-financial private sector and foreign residents	36,820.1	39,359.4	42,047.1	42,943.4	46,107.8
-Checking accounts	8,602.7	8,607.3	10,003.8	10,419.5	11,896.3
-Savings accounts	8,440.7	7,954.8	9,467.0	9,262.1	11,013.9
-Time deposits	18,416.5	21,306.7	20,933.1	21,574.6	21,510.8
-Other	1,360.2	1,490.6	1,643.2	1,687.2	1,686.8
Other liabilities from financial intermediation	4,697.7	8,114.2	8,306.5	5,350.4	5,356.7
Subordinated corporate bonds	981.1	1,235.0	1,223.9	1,304.7	1,287.3
Other liabilities	1,561.8	2,164.3	2,118.9	2,006.9	2,143.2
SHAREHOLDERS' EQUITY	8,627.4	9,813.8	9,931.2	10,916.8	11,491.8

LIABILITIES + SHAREHOLDERS' EQUITY	59,295.0	68,241.1	72,858.7	72,730.3	74,995.6

14

4Q14 Earnings Release

ANNUAL BALANCE SHEET	MACRO Consolidated			Annualy
In MILLION $	2012	2013	2014	Change
ASSETS	47,894.1	59,295.0	74,995.6	26%
Cash	10,047.0	12,860.5	15,434.2	20%
Government and Private Securities	2,343.1	2,441.3	10,312.5	322%
-LEBAC/NOBAC	612.9	173.0	5,729.9	3212%
-Other	1,730.2	2,268.3	4,582.6	102%
Loans	31,202.6	39,022.4	43,740.3	12%
to the non-financial government sector	586.6	640.2	604.4	-6%
to the financial sector	299.3	364.9	213.9	-41%
to the non-financial private sector and foreign residents	31,203.9	39,023.8	44,108.1	13%
-Overdrafts	4,280.6	4,450.0	3,385.6	-24%
-Documents	3,651.4	4,320.8	4,627.4	7%
-Mortgage loans	1,508.5	2,308.9	2,466.1	7%
-Pledge loans	928.7	1,429.4	1,857.1	30%
-Personal loans	10,826.6	13,873.8	16,120.9	16%
-Credit cards	4,725.2	6,841.4	9,189.5	34%
-Other	4,808.5	5,206.6	5,835.2	12%
-Accrued interest, adjustments, price differences receivables and unearned discount	474.4	592.9	626.3	6%
Allowances	-887.2	-1,006.5	-1,186.1	18%
Other receivables from financial intermediation	2,380.2	2,680.2	2,349.1	-12%
Receivables from financial leases	321.5	385.9	384.4	0%
Investments in other companies	11.6	13.5	11.2	-17%
Other receivables	370.3	435.3	605.4	39%
Other assets	1,217.8	1,455.9	2,158.5	48%
LIABILITIES	41,695.0	50,667.6	63,503.8	25%
Deposits	36,188.7	43,427.0	54,716.6	26%
From the non-financial government sector	8,318.4	6,580.0	8,570.1	30%
From the financial sector	24.2	26.9	38.7	44%
From the non-financial private sector and foreign residents	27,846.1	36,820.1	46,107.8	25%
-Checking accounts	6,716.9	8,602.7	11,896.3	38%
-Savings accounts	6,467.2	8,440.7	11,013.9	30%
-Time deposits	13,596.2	18,416.5	21,510.8	17%
-Other	1,065.8	1,360.2	1,686.8	24%
Other liabilities from financial intermediation	3,785.1	4,697.7	5,356.7	14%
Subordinated corporate bonds	740.2	981.1	1,287.3	31%
Other liabilities	981.0	1,561.8	2,143.2	37%
SHAREHOLDERS' EQUITY	6,199.1	8,627.4	11,491.8	33%

LIABILITIES + SHAREHOLDERS' EQUITY	47,894.1	59,295.0	74,995.6	26%

15

4Q14 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	IV13	I14	II14	III14	IV14
Financial income	2,987.7	3,916.3	3,470.7	3,752.8	3,542.8
Interest on cash and due from banks	0.0	0.1	0.0	0.0	0.0
Interest on loans to the financial sector	16.7	13.2	28.5	10.0	12.6
Interest on overdrafts	327.9	351.7	352.2	340.9	293.4
Interest on documents	202.4	248.0	244.0	216.2	252.2
Interest on mortgage loans	100.0	115.7	123.5	120.3	123.6
Interest on pledge loans	58.6	62.2	64.5	67.8	79.8
Interest on credit card loans	316.0	408.1	466.3	497.4	558.3
Interest on financial leases	18.4	20.3	19.7	18.6	17.7
Interest on other loans	1,366.0	1,468.7	1,493.4	1,567.1	1,743.2
Income from government & private securities, net	95.9	271.0	567.2	761.1	374.9
Interest on other receivables from fin. intermediation	0.9	0.9	0.7	0.5	1.4
Income from Guaranteed Loans - Decree 1387/01	9.5	20.3	6.3	6.7	6.9
CER adjustment	12.0	36.9	19.6	11.6	10.2
CVS adjustment	0.1	0.3	0.1	0.1	0.2
Difference in quoted prices of gold and foreign currency	342.6	678.9	35.1	82.0	31.6
Other	120.7	220.0	49.6	52.5	36.8
Financial expense	-1,169.3	-1,452.9	-1,748.5	-1,631.0	-1,750.1
Interest on checking accounts	-0.2	-0.1	-0.2	-0.2	0.0
Interest on saving accounts	-10.2	-11.1	-12.1	-12.5	-13.6
Interest on time deposits	-900.0	-1,120.4	-1,421.5	-1,280.3	-1,315.0
Interest on interfinancing received loans	0.0	0.0	0.0	-0.3	-0.9
Interest on subordinated bonds	-22.8	-29.2	-29.1	-30.6	-31.5
Other Interest	-0.9	-0.8	-0.8	-0.8	-0.7
Interests on other liabilities from fin. intermediation	-17.0	-22.1	-23.3	-24.1	-22.2
CER adjustment	-1.1	-3.2	-2.8	-1.7	-1.5
Contribution to Deposit Guarantee Fund	-18.0	-19.0	-20.2	-21.6	-90.2
Other	-199.1	-247.0	-238.5	-258.9	-274.5
Net financial income	1,818.4	2,463.4	1,722.2	2,121.8	1,792.7
Provision for loan losses	-158.5	-131.3	-167.7	-151.5	-214.4

Fee income	928.8	1,019.2	1,113.2	1,239.5	1,283.9
Fee expense	-226.9	-264.9	-285.2	-311.9	-353.7
Net fee income	701.9	754.3	828.0	927.6	930.2

Administrative expenses	-1,104.9	-1,222.6	-1,314.2	-1,396.6	-1,565.5
Minority interest in subsidiaries	-5.4	-6.8	-5.3	-5.9	-5.5
Net other income	29.8	21.7	59.2	54.9	-47.0
Earnings before income tax	1,281.3	1,878.7	1,122.1	1,550.3	890.6
Income tax	-327.9	-692.4	-389.4	-564.8	-315.6

Net income	953.4	1,186.3	732.7	985.5	575.0

16

4Q14 Earnings Release

ANNUAL INCOME STATEMENT	MACRO consolidated			Annualy
In MILLION $	2012	2013	2014	Change
Financial income	6,904.4	9,753.5	14,682.6	51%
Interest on cash and due from banks	0.2	0.2	0.1	-50%
Interest on loans to the financial sector	46.1	51.5	64.3	25%
Interest on overdrafts	721.0	1,074.9	1,338.2	24%
Interest on documents	414.8	654.1	960.4	47%
Interest on mortgage loans	198.8	333.9	483.1	45%
Interest on pledge loans	126.8	197.1	274.3	39%
Interest on credit card loans	740.7	1,022.2	1,930.1	89%
Interest on financial leases	60.0	68.4	76.3	12%
Interest on other loans	3,537.2	4,782.7	6,272.4	31%
Income from government & private securities, net	361.5	409.1	1,974.2	383%
Interest on other receivables from fin. intermediation	1.0	3.1	3.5	13%
Income from Guaranteed Loans - Decree 1387/01	16.9	26.0	40.2	55%
CER adjustment	22.9	35.2	78.3	122%
CVS adjustment	0.4	0.6	0.7	17%
Difference in quoted prices of gold and foreign currency	387.0	808.1	827.6	2%
Other	269.1	286.4	358.9	25%
Financial expense	-2,827.6	-4,021.5	-6,582.5	64%
Interest on checking accounts	-0.4	-0.5	-0.5	0%
Interest on saving accounts	-34.0	-41.1	-49.3	20%
Interest on time deposits	-2,167.6	-3,065.8	-5,137.2	68%
Interest on interfinancing received loans	-4.3	-2.9	-1.2	-59%
Interest on subordinated bonds	-66.8	-81.0	-120.4	49%
Other Interest	-3.0	-3.4	-3.1	-9%
Interests on other liabilities from fin. intermediation	-62.5	-61.7	-91.7	49%
CER adjustment	-4.4	-4.3	-9.2	114%
Contribution to Deposit Guarantee Fund	-55.9	-67.8	-151.0	123%
Other	-428.7	-693.0	-1,018.9	47%
Net financial income	4,076.8	5,732.0	8,100.1	41%
Provision for loan losses	-600.4	-540.0	-664.9	23%

Fee income	2,644.7	3,426.3	4,655.8	36%
Fee expense	-685.4	-917.8	-1,215.7	32%
Net fee income	1,959.3	2,508.5	3,440.1	37%

Administrative expenses	-3,115.4	-4,015.4	-5,498.9	37%
Minority interest in subsidiaries	-13.8	-18.2	-23.5	29%
Net other income	40.6	109.5	88.8	-19%
Earnings before income tax	2,347.1	3,776.5	5,441.7	44%
Income tax	-853.5	-1,332.9	-1,962.2	47%

Net income	1,493.6	2,443.6	3,479.5	42%

17

4Q14 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	IV13	I14	II14	III14	IV14
Profitability & performance
Net interest margin (1)	15.0%	15.7%	14.7%	16.7%	15.0%
Net interest margin adjusted (2)	15.1%	15.0%	13.3%	14.7%	15.5%
Net fee income ratio	27.8%	23.4%	32.5%	30.4%	34.2%
Efficiency ratio	43.8%	38.0%	51.5%	45.8%	57.5%
Net fee income as a percentage of adm expenses	63.5%	61.7%	63.0%	66.4%	59.4%
Return on average assets	6.6%	7.6%	4.3%	5.6%	3.1%
Return on average equity	45.8%	50.4%	28.8%	37.0%	20.1%
Liquidity
Loans as a percentage of total deposits	92.2%	86.5%	80.0%	80.3%	82.1%
Liquid assets as a percentage of total deposits	33.3%	40.3%	44.3%	43.0%	40.6%
Capital
Total equity as a percentage of total assets	14.6%	14.4%	13.6%	15.0%	15.3%
Regulatory capital as a percentage of risk weighted assets	25.3%	22.7%	23.2%	24.7%	24.0%
Asset Quality
Allowances over total loans	2.5%	2.6%	2.7%	2.6%	2.6%
Non-performing financing as a percentage of total financing	1.7%	1.9%	2.0%	1.9%	1.9%
Allowances as a percentage of non-performing financing	149.1%	137.2%	133.1%	138.7%	135.3%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	IV13	I14	II14	III14	IV14
Profitability & performance
Net interest margin (1)	13.7%	15.7%	15.2%	15.7%	15.5%
Net interest margin adjusted (2)	13.9%	15.0%	14.2%	14.3%	14.7%
Net fee income ratio	30.4%	23.4%	27.4%	28.5%	29.8%
Efficiency ratio	48.7%	38.0%	44.0%	44.6%	47.7%
Net fee income as a percentage of adm expenses	62.5%	61.7%	62.4%	63.8%	62.6%
Return on average assets	4.6%	7.6%	5.9%	5.8%	5.1%
Return on average equity	33.3%	50.4%	39.2%	38.4%	33.4%
Liquidity
Loans as a percentage of total deposits	92.2%	86.5%	80.0%	80.3%	82.1%
Liquid assets as a percentage of total deposits	33.3%	40.3%	44.3%	43.0%	40.6%
Capital
Total equity as a percentage of total assets	14.6%	14.4%	13.6%	15.0%	15.3%
Regulatory capital as a percentage of risk weighted assets	25.3%	22.7%	23.2%	24.7%	24.0%
Asset Quality
Allowances over total loans	2.5%	2.6%	2.7%	2.6%	2.6%
Non-performing financing as a percentage of total financing	1.7%	1.9%	2.0%	1.9%	1.9%
Allowances as a percentage of non-performing financing	149.1%	137.2%	133.1%	138.7%	135.3%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government securities and guaranteed loans

18

4Q14 Earnings Release

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	2012	2013	2014
Profitability & performance
Net interest margin (1)	12.1%	13.7%	15.5%
Net interest margin adjusted (2)	12.6%	13.9%	14.7%
Net fee income ratio	32.5%	30.4%	29.8%
Efficiency ratio	51.6%	48.7%	47.7%
Net fee income as a percentage of adm expenses	62.9%	62.5%	62.6%
Return on average assets	3.3%	4.6%	5.1%
Return on average equity	27.1%	33.3%	33.4%
Liquidity
Loans as a percentage of total deposits	88.7%	92.2%	82.1%
Liquid assets as a percentage of total deposits	31.8%	33.3%	40.6%
Capital
Total equity as a percentage of total assets	12.9%	14.6%	15.3%
Regulatory capital as a percentage of risk weighted assets	19.0%	25.3%	24.0%
Asset Quality
Allowances over total loans	2.8%	2.5%	2.6%
Non-performing financing as a percentage of total financing	1.8%	1.7%	1.9%
Allowances as a percentage of non-performing financing	154.5%	149.1%	135.3%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government securities and guaranteed loans

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 18, 2015

MACRO BANK INC.

	By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director